Filing by Wilmington Funds pursuant to Rule 425 under the

Securities Act of 1933

Subject Companies: Wilmington Prime Money Market Fund

and Wilmington Tax-Exempt Money Market Fund

Investment Company Act File No: 811-05514

Securities Act File No: 033-20673

You should read the Combined Prospectus/Proxy-Information Statement relating to the money market fund mergers described below that was filed with the Securities and Exchange Commission on April 29, 2016, because it contains important information about the mergers. You may obtain a free copy of the document by visiting the SEC website at www.sec.gov. You may also obtain a free copy of the document by calling the Wilmington Funds at 800-836-2211.

June 20, 2016

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Important Information Regarding Your Money Market Mutual Fund Investments

in connection with the Investment Sweep Service

We are writing to inform you of upcoming changes to the Wilmington Money Market Fund(s) you have selected as investments under the Automated Commercial Investment Sweep Service (the “Investment Sweep Service”). In July 2014, the Securities and Exchange Commission adopted amendments to various regulatory requirements related to money market mutual funds that become effective on October 14, 2016. In response to the amendments, the Wilmington Funds will engage in the following merger transactions:

•	On or about August 15, 2016, the Wilmington Prime Money Market Fund (“Prime Fund”) will be merged into the Wilmington U.S. Government Money Market Fund (“Government Fund”), and

•	On or about August 22, 2016, subject to shareholder approval, the Wilmington Tax-Exempt Money Market Fund (“Tax-Exempt Fund”) will be merged into the Government Fund.

Investment Changes

As a result of the above-mentioned mergers, on the respective merger dates, any investment(s) you have in the Prime Fund or Tax-Exempt Fund will automatically become investments in the Government Fund in accordance with the terms of the mergers.

In addition, your investment selection(s) for the Investment Sweep Service will automatically be changed as of the respective dates listed above from the Prime Fund or the Tax-Exempt Fund to the Government Fund as shown below, and the funds in your commercial checking account will be invested in the Government Fund pursuant to the terms and conditions governing the Investment Sweep Service. After the mergers, the Government Fund will be reflected on the statements and communications you receive in connection with your sweep investment.

Current Money Market Mutual Fund Investment Selection	New Money Market Mutual Fund Investment Selection
Wilmington Prime Money Market Fund	Wilmington U.S. Government Money Market Fund
Wilmington Tax-Exempt Money Market Fund	Wilmington U.S. Government Money Market Fund

You should receive information regarding the mergers directly from the Wilmington Funds. If you have any questions concerning your investments under the Investment Sweep Service or would like to make an investment selection other than the Government Fund, please contact the M&T Commercial Service Team at 1-800-724-2240, Monday through Friday between the hours of 8:00am and 6:00pm ET.

We value your business and look forward to continuing to serve your banking needs.

Sincerely,

Jill MacDonald

Assistant Vice President

Commercial Sweep Product Manager

You could lose money by investing in the Government Fund. Although the Government Fund seeks to preserve the value of your investment at $1.00 per share, it cannot guarantee it will do so. An investment in the Government Fund is not a deposit of M&T Bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The Government Fund’s sponsor has no legal obligation to provide financial support to the Government Fund, and you should not expect that the sponsor will provide financial support to the Government Fund at any time.

You should consider a fund’s investment objectives, risks, charges and expenses carefully before you invest. Information about these and other considerations is contained in the fund’s prospectus, which is available from the M&T Commercial Service Team at 1-800-724-2240, Monday through Friday between the hours of 8:00am and 6:00pm ET. You should read the prospectus carefully before investing.

NOT FDIC INSURED | NO BANK GUARANTEE | MAY LOSE VALUE